Via Facsimile and U.S. Mail
Mail Stop 6010

February 27, 2007

Mr. Theodore L. Chandler, Jr.
President and Chief Executive Officer
LandAmerica Financial Group, Inc.
101 Gateway Centre Parkway
Richmond, VA 23235-5153

   Re: **LandAmerica Financial Group, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2005
       File No. 1-13990

Dear Mr. Chandler:

  We have completed our review of your Form 10-K and have no further comments at this time.

       Sincerely,

       Jim B. Rosenberg
       Senior Assistant Chief
       Accountant